Exhibit 4.1

ELEVENTH AMENDMENT

TO

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF GLOBAL NET LEASE OPERATING PARTNERSHIP, L.P.

This ELEVENTH Amendment to Second Amended and Restated Agreement of Limited Partnership of Global Net Lease Operating Partnership, L.P. (this “Amendment”) is hereby entered into and effective as of August 12, 2026 (the “Effective Date”) by Global Net Lease, Inc., a Maryland corporation, as general partner (the “General Partner” or “GNL”) of Global Net Lease Operating Partnership, L.P., a Delaware limited partnership (the “Partnership” or “GNL OP”), for itself and on behalf of any limited partners of the Partnership. Except as specifically defined herein, all capitalized terms shall have the definitions provided in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated June 2, 2015 (as now or hereafter amended, restated, modified, supplemented or replaced, the “Partnership Agreement”), or the Merger Agreement (defined below), as applicable.

WHEREAS, this Amendment is being adopted concurrently with the consummation of the transactions set forth in the Agreement and Plan of Merger, dated May 3, 2026 (the “Merger Agreement”), by and among the General Partner, GNL OP, GNL Motion Merger Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the General Partner (“REIT Merger Sub”), GNL Motion OpCo Merger Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of GNL OP (“OpCo Merger Sub”), Modiv Industrial, Inc., a Maryland corporation (“MII”), and Modiv Operating Partnership, LP, a Delaware limited partnership (“MOP”), pursuant to which (i) MII will merge with and into REIT Merger Sub, with REIT Merger Sub being the surviving entity (the “Surviving Company”) and a direct wholly owned subsidiary of the General Partner (the “REIT Merger”) and (ii) contemporaneously with, or immediately following, the consummation of the REIT Merger, OpCo Merger Sub will merge with and into MOP, with MOP being the surviving entity and a wholly owned subsidiary of GNL OP (the “OpCo Merger” and together with the REIT Merger, collectively, the “Mergers”);

WHEREAS, after the REIT Merger, at the OpCo Merger Effective Time, by virtue of the OpCo Merger and without any further action on the part of the General Partner, GNL OP, REIT Merger Sub, OpCo Merger Sub, MII, MOP or any of the respective holders thereof, (i) each Class C Unit (including each Converted Class X Unit) of MOP, other than Class C Units held by MII, the General Partner, GNL OP, the Surviving Company, OpCo Merger Sub or any of their respective wholly owned subsidiaries immediately prior to the OpCo Merger Effective Time, issued and outstanding immediately prior to the OpCo Merger Effective Time, were cancelled and extinguished and automatically converted into validly issued OP Units in GNL OP (“New OP Units”) in an amount equal to the Exchange Ratio (as adjusted pursuant to Section 2.7 of the Merger Agreement), subject to the treatment of fractional units as provided in the Merger Agreement, and (ii) each holder of New OP Units was admitted as a limited partner of GNL OP in accordance with the terms of the Partnership Agreement;

WHEREAS, Section 4.02(a) of the Partnership Agreement authorizes the General Partner to cause the Partnership to issue additional Partnership Units in one or more classes, or one or more series of any such classes, with such designations, preferences and relative, participating, optional or other special rights, powers, preferences and duties, including rights, preferences and duties senior and superior to the then-outstanding Partnership Units as shall be determined by the General Partner, in its sole and absolute discretion without the approval of any Limited Partner or other Person;

WHEREAS, pursuant to the authority granted to the General Partner pursuant to Article 11 of the Partnership Agreement, the General Partner desires to amend the Partnership Agreement in connection therewith; and

WHEREAS, the General Partner desires to revise and restate Schedule A of the Partnership Agreement to reflect the consummation of the Mergers and the issuance of the New OP Units.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the General Partner hereby amends the Partnership Agreement as follows:

1.	Article 1 of the Partnership Agreement is hereby revised by adding the following new defined terms:

““Call Right Redemption Amount” means the redemption price to be paid to a Limited Partner in connection with the exercise of the OP Unit Call Right equal to and in the form of the Cash Amount or the REIT Shares Amount, as determined by the General Partner in its sole and absolute discretion; provided, however, that if the OP Units to be redeemed were issued in connection with the OpCo Merger and are held by a Motion Limited Partner, the Call Right Redemption Amount shall be equal to and in the form of the REIT Shares Amount multiplied by 1.25; provided, further, that if the Partnership exercises its OP Unit Call Right with respect to the OP Units issued in connection with the OpCo Merger and held by a Motion Limited Partner on or prior to the second anniversary of the Closing Date, the Call Right Redemption Amount shall be equal to and in the form of the REIT Shares Amount multiplied by 1.50.”

““Motion Limited Partner” means a Limited Partner that holds OP Units as a result of its exchange of Class C units of Modiv Operating Partnership, LP, for OP Units in connection with the consummation of the Mergers or transferees of such Limited Partner pursuant to Transfers in accordance with Section 9.02(c).”

““OP Unit Call Right” has the meaning set forth in Section 8.07.”

2.	Section 7.02(b) of the Partnership Agreement is revised by inserting the following paragraph immediately after the first paragraph in Section 7.02(b):

“In respect of any transaction described in the preceding paragraph or in Section 7.02(a)(ii) or (iii) (other than a transaction solely for cash consideration), the General Partner shall use commercially reasonable efforts to structure such transaction to avoid causing the Limited Partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in such transaction (it being understood that the General Partner will not be deemed to have structured the transaction in a manner that will cause the recognition of gain if the Limited Partners have the option to not recognize gain in such transaction), provided such efforts are consistent with the exercise of the General Partner’s board of directors’ duties to the General Partner or the stockholders of the General Partner under applicable law. Notwithstanding anything herein to the contrary, if after using such commercially reasonable efforts to avoid causing the Limited Partners to recognize gain for federal income tax purposes, the General Partner determines, in its sole and absolute discretion, (i) that it is not possible to structure such transaction to avoid causing the Limited Partners to recognize gain for federal income tax purposes or (ii) that the structure required to avoid causing the Limited Partners to recognize gain for federal income tax purposes would be unduly burdensome to the General Partner, nothing in this provision shall be construed so as to preclude the General Partner from proceeding with and consummating such transaction.”

3.	A new Section 8.07 is hereby added to the Partnership Agreement as follows:

“8.07      Partnership Right to Call Partnership Interests. Notwithstanding any other provisions of this Agreement, and subject to any agreement between the Partnership and one or more Limited Partner, the Partnership shall have the right, but not the obligation, from time to time and at any time to redeem any and all outstanding OP Units (the “OP Unit Call Right”) (other than OP Units held by the General Partner or any wholly owned subsidiary of the General Partner) by treating any Limited Partner as a Redeeming Limited Partner who has delivered a Notice of Exercise of Redemption Right pursuant to Section 8.04 for the number of OP Units to be specified by the General Partner by notice to such Limited Partner that the Partnership has elected to exercise its rights under this Section 8.07. Such notice given by the General Partner to a Limited Partner pursuant to this Section 8.07 shall be treated as if it were a Notice of Exercise of Redemption Right delivered to the Partnership and General Partner by such Investor. For purposes of this Section 8.07, (a) any Limited Partner may be treated as a Redeeming Limited Partner and (b) the provisions of Section 8.04 of the Partnership Agreement shall apply, mutatis mutandis; provided, that the limitations contained in the antepenultimate sentence of Section 8.04(a) shall not apply; provided, further, that the amount due to a Limited Partner pursuant to this Section 8.07 shall be the Call Right Redemption Amount.

For the avoidance of doubt, the Partnership shall not be treated as exercising its OP Unit Call Right, and a Limited Partner shall not be entitled to the Call Right Redemption Amount in connection with its OP Units, if (i) such Limited Partner redeems its OP Unit by exercising its OP Unit Redemption Right pursuant to Section 8.04, (ii) the General Partner engages in a Transaction and either Section 7.02(a)(ii) or (iii) is satisfied or (iii) the General Partner liquidates pursuant to a plan of liquidation approved by its stockholders.”

4.	Section 11.01(a) of the Partnership Agreement is hereby deleted in its entirety and replaced by a new Section 11.01(a) set forth immediately below;

“(a)         Except as otherwise provided herein, the General Partner’s written consent shall be required for any amendment to this Agreement. Except as otherwise provided herein, the General Partner, without the consent of the Limited Partners, the Special Limited Partner or any other Person, may amend this Agreement in any respect; provided, however, that the following amendments shall require the written consent of a Majority in Interest (other than the Percentage Interest held by the General Partner or any Subsidiary of the General Partner) of the Limited Partners affected thereby:

(i)            any amendment affecting the operation of the Conversion Factor or the OP Unit Redemption Right (except as otherwise provided herein) in a manner that adversely affects the Limited Partners or the Special Limited Partner;

(ii)            any amendment that would adversely affect the rights of the Limited Partners or the Special Limited Partner to receive the distributions payable to them hereunder, other than with respect to the issuance of additional Partnership Units pursuant to Section 4.02 hereof;

(iii)          any amendment that would alter the Partnership’s allocations of Net Income and Net Loss to the Limited Partners or the Special Limited Partner, other than with respect to the issuance of additional Partnership Units pursuant to Section 4.02 hereof;

(iv)          any amendment that would impose on the Limited Partners or the Special Limited Partner any obligation to make additional Capital Contributions to the Partnership;

(v)           any amendment that would adversely affect the Call Right Redemption Amount due to a Limited Partner pursuant to Section 8.07 hereof;

(vi)          any amendment that would adversely affect the rights of the Limited Partners under Section 7.02; or

(vii)         any amendment to this Article XI.”

5.	Schedule A of the Partnership Agreement is hereby revised and restated by replacing it in its entirety with Schedule A attached hereto.

6.	The foregoing recitals are incorporated in and are made a part of this Amendment.

7.	This Amendment has been authorized by the General Partner pursuant to Section 14.1 of the Partnership Agreement and does not require execution by any Limited Partner or any other Person.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

GENERAL PARTNER:

GLOBAL NET LEASE, INC.

By:	/s/ Jesse Galloway
Name: Jesse Galloway
Title: Authorized Signatory

[Signature Page to Eleventh Amendment to Second Amended and Restated Agreement of Limited Partnership]